

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Mr. Gregory C. Brown
Executive Vice President and General Counsel
PCEC (GP) LLC
515 South Flowers St., Suite 4800
Los Angeles, California 90071

>   **Re: Pacific Coast Oil Trust**
>   **Pacific Coast Energy Company LP**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 16, 2012**
>   **File No. 333-178928**

Dear Mr. Brown:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Amendment No. 3, filed March 16, 2012

General

1.   We note your response to prior comment 10 from our letter dated March 5, 2012. In this response, you reference a risk factor on page 26, which we note is entitled "[t]rust unitholders have limited ability to enforce . . . ." This risk factor discloses, among other risks, that PCEC will not be liable to the trust for the manner in which it performs its duties in operating the Underlying Properties as long as it acts without gross negligence or willful misconduct. In this regard, we note that Section 6.01 of your Amended and Restated Trust Agreement governs the liability of the Delaware trustee, the trustee, and their agents. The liability provisions of the trust agreement are disclosed under "[d]escription of the trust agreement" beginning on page 74. On page 77, you disclose that the provisions of the trust agreement, to the extent they restrict, eliminate or

otherwise modify the duties and liabilities, including fiduciary duties of these persons otherwise existing at law or in equity, are agreed by the trust unitholders to replace such other duties and liabilities of the persons. In your section "[c]omparison of trust units and common stock" beginning on page 81, you compare in tabular form the difference in fiduciary duties from that of a corporation, disclosing that "the trustee shall not be liable to the trust unitholders for any of its acts or omissions absent its own fraud, gross negligence or willful misconduct." Please explain how the limited liability provision of the trust agreement impacts those persons who purchase trust units in the initial public offering, with respect to any disputes or claims relating to the federal securities laws.

The Underlying Properties, page 52

Orcutt Diatomite, page 54

2.   Per our March 26, 2012 telephone conversation, please furnish to us directly measured evidence for the 70% porosity figures for the diatomite formation as referenced in comment 8 of our March 5, 2012 letter. Alternatively, you may remove the statement.

Changes in Proved Undeveloped Reserves, page 61

3.   We note your statement "[t]he increase in proved undeveloped reserves during the year ended December 31, 2011 was primarily due to technical and economic success from positive results from test wells drilled in connection with an expansion program at PCEC's Orcutt Diatomite properties and higher crude oil prices" as well as similar statement for 2010. Please amend your document to disclose: the separate figures for PUD reserve changes due to the expansion program and due to higher crude prices in 2011; the separate figures for PUD reserve changes due to higher oil and gas prices and due to SX formation drilling 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PCEC, page PCEC-6

Critical Accounting Policies and Estimates, page PCEC-11

4.   It does not appear that you have identified the estimates made to determine share-based compensation expense as a critical accounting policy. Please expand your disclosure in this regard. Also, please provide the following disclosure as part of your critical accounting policies:

- A description of the methods and assumptions used in estimating the fair value of the instruments granted;

- A table disclosing the number of instruments granted and the fair value of the instruments granted for the twelve-month period preceding your most recent balance sheet date;

- Narrative disclosure that describes the factors contributing to any significant changes in the fair values of the instruments during the period referred to in the bullet point above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions, as applicable; and,

- The disclosures outlined in the first two bullet points above should also include an updated analysis after the most recent period for which financial statements are presented to reflect any significant grants and changes in fair value.

Financial Statements of Pacific Coast Energy Company LP

Notes to Consolidated Financial Statements

Supplemental Information, page PCEC F-23

Standardized Measure of Discounted Cash Flows, page PCEC F-26

5.   We note that you have presented a $139.9 million negative change to standardized discounted cash flows related to extensions, discoveries and improved recovery, net of costs for the fiscal year ended December 31, 2011. Please provide us with an explanation for this adjustment to your calculation of the standardized measure. Refer to FASB ASC 932-235-50-35.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Sean T. Wheeler
        Latham & Watkins LLP